A special meeting of each fund's shareholders was held on April 23, 2009. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents a single share held on the record date for the meeting.

PROPOSAL 1
To elect a Board of Trustees. A
	# of Votes	% of Votes
Boyce I. Greer
Affirmative	4,578,065,060.2570	99.929
Withheld	3,265,832.3100	0.071
TOTAL	4,581,330,892.5670	100.000
Thomas P. Hollowell
Affirmative	4,581,325,679.6570	100.000
Withheld	5,212.9100	0.000
TOTAL	4,581,330,892.5670	100.000
James Grubbs Martin, Ph.D.
Affirmative	4,581,325,679.6570	100.000
Withheld	5,212.9100	0.000
TOTAL	4,581,330,892.5670	100.000
E. Norris Tolson
Affirmative	4,527,370,920.1860	98.822
Withheld	53,959,972.3810	1.178
TOTAL	4,581,330,892.5670	100.000
A Denotes trust-wide proposal and voting results.